Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 23, 2014, Integrys Energy Group, Inc. (“Integrys”) management hosted meetings to discuss the proposed acquisition of Integrys by Wisconsin Energy Corporation with Integrys employees.  A copy of the presentation that was used in connection with these meetings follows:

WISCONSIN ENERGY CORPORATION TO ACQUIRE INTEGRYS ENERGY GROUP Integrys Employee Presentation June 23, 2014

OverviewWisconsin Energy to acquire Integrys for $71.47 per share Strategic acquisition that creates a leading electric and natural gas utility in the Midwest, serving more than four million customers across four states Combination will offer significant benefits to Integrys customers, employees and shareholders

Who is Wisconsin Energy? Wisconsin’s largest electric and gas distribution company with approximately 2.2 million metered customers More than 120 year-old utility business with predecessor companies dating back to the late 1800s Strong commitment to operational excellence, their people and the communities they serve Consistently ranked as one of the best companies in the nation for reliability and customer satisfaction

Why are we combining with Wisconsin Energy? Combination provides a unique opportunity to build on Integrys’ strong platform to: Deliver additional benefits to customers Offer more diverse opportunities for employees Create more value for shareholders Will be able to take our operations and energy delivery programs to the next level Continued commitment to our program of accelerated investments in service territories Ability to share best practices across a larger organization, building on our mutual commitment to high-quality customer service, innovative energy efficiency programs, environmental stewardship and safety

Creates a leading Midwest electric and natural gas utility Combined Service Territory (1)  Company Statistics  $15 billion market cap 1.5 million electric customers 2.8 million gas customers 60% ownership of ATC (2) 71,000 miles electric distribution 44,000 miles gas distribution $16.8 billion of rate base in 2015 Integrys Gas Integrys Combo Service Wisconsin Energy 1. Note: Integrys service territory pro forma for sale of UPPCO to Balfour Beatty Infrastructure Partners. 2. Calculated as % ownership of total ATC transmission lines. WEC and TEG own 26.2% and 34.07% of ATC, respectively.

Key facts about the combined company Combined company will be named WEC Energy Group, Inc. Corporate headquarters in metropolitan Milwaukee; operating headquarters in Chicago, Green Bay and Milwaukee Integrys’ operating utilities will continue to operate under the same brands Wisconsin Energy will honor all existing labor agreements Wisconsin Energy will maintain historic levels of community involvement and charitable contributions

What does this mean for you? It is early days – today’s announcement is just first step in the process; transaction not expected to close until summer 2015 Until then, it is business as usual – operate as separate companies until closing Combination more about long-term growth and less about cost cutting – after closing: Little change in the way field and energy delivery teams carry out daily responsibilities Corporate and shared services teams may be affected in future, but far too early to speculate When there has been a need to reduce staffing, Wisconsin Energy’s strong preference is to use attrition, retirements and voluntary severance as the path to achieve the needed results Committed to communicating regularly to keep you updated

What should you be doing? Stay focused: continue to do what you do each and every day to operate safely and make Integrys a successful company Serve our customers well: remain focused on safety, reliability – and keeping the lights on and gas flowing Keep up the good work: this announcement is a clear endorsement of what the entire Integrys team has accomplished over the years – we appreciate your many contributions

Cautionary statement regarding forward-looking information This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this presentation could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this presentation.  Integrys does not assume any obligation to update the information contained in this presentation (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional information and where to find it The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This presentation is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.